UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Ramos Batista, 444, 13º andar
CEP 04552-020 - São Paulo - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Portuguese
Conference Call
Tuesday, March 23, 2005
10:00 a.m. (SP)
8:00 a.m. (US ET)
(55 11) 2101-1490
Code: CPFL
*Webcast:
http://ri.cpfl.com.br/

English
Conference Call
Tuesday, March 23, 2005
12:00 p.m. (SP)
9:00 a.m. (US ET)
(1-973) 582-2710
Code: CPFL or 5848523
*Webcast:
http://ri.cpfl.com.br

ABAMEC MEETING RJ
April 6, 2005
Thursday, at 5:00 p.m.
Sede Abamec
Av. Rio Branco, 103
21° andar, Rio de Janeiro
RSVP: (5521) 2509-9596
or
secretaria@abamec.com

APIMEC MEETING SP
April 7, 2005
Friday at 4:00 p.m.
Hotel Renaissance
Sala Amazônia
Al. Jaú, 1620, São Paulo
RSVP: (5511) 3107-1571
or
apimecsp@apimecsp.com.br

Bovespa: CPFE3 R$ 18.90 / share
NYSE: CPL US$ 20.58 / ADR (1 ADR= 3 shares)
Total n° of shares = 451.6 million
Market Capitalization: R$ 8.5 billion
Prices as of 03/22/05

CPFL ENERGIA REACHES R$ 279 MILLION NET INCOME

São Paulo, March 22, 2004 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces today its results for the fourth quarter of 2004 (4Q04) and for the fiscal year (2004). The financial and operating information herein is presented on a consolidated basis and in accordance with Brazilian Corporate Law, except when otherwise indicated. Comparisons refer to the 4Q03 and to the fiscal year of 2003, and the comparisons of 4Q03 to 4Q04 follow the same year-on-year comparison, unless otherwise indicated.

2004 HIGHLIGHTS

  CPFL concluded its Initial Public Offering in September, 2004, by the simultaneous listing of its shares on the São Paulo Stock Exchange (Bovespa) – “Novo Mercado” New Market – and on the New York Stock Exchange (NYSE) - level III ADR.

  Net income of R$ 278.9 million in 2004, reverting the net loss in 2003

  Gross revenue increased by 18.2% reaching R$ 9.5 billion and net revenue increased by 11.2% totaling R$ 6.7 billion in 2004.

  EBITDA added up to R$ 1.7 billion, a 9.1% increase in 2004.

  Electricity consumption grew by 4.9% in CPFL’s concession areas, above the Brazilian average growth rate.

  Debt reduction by 8.9% and improvement of the Company’s indebtedness profile.

  Start of operations at the Monte Claro Hydroelectric plant, with an overall installed capacity of 130 MW, and the construction kickoff of the 14 de Julho e Castro Alves plants.

  Steady upgrowth of CPFL Brazil’s operations and results, placing it at a leadership position in its segment.

2004 Results
March 22, 2005

BUSINESS OVERVIEW

CPFL Energia is a non-operating holding Company. Thus, CPFL’s results rely directly on the results of its subsidiaries: CPFL Paulista (94.94%), CPFL Geração (97.01%) and CPFL Brasil (100%).

The following chart provides an overview of stakes held by CPFL Energia in its subsidiaries:

  Distribution Segment

In 2004, gross operating income from energy sold in the distribution business totaled R$ 8.7 billion, a 14.7% increase, mainly due to the combined effects of market growth in the residential, commercial and rural segments and annual tariff readjustments by CPFL Paulista, RGE and CPFL Piratininga (13.7%, 14.4% and 14.0% respectively).

The increase in the Company’s revenues would have been larger, were it not for the migration of captive customers, to the free customers category. Such migration led to a 6.6% sales drop in the industrial category in 2004, and also contributed to a 1.8% decrease in the total sales volume. In a performance comparison, excluding the free customers loss effect, sales growth for the industrial category would have been 7.1%.

Distribution Segment GWh Sales Volume	2004	2003	% Chg
Residential	8,302	8,124	2.2
Industrial	15,082	16,155	(6.6)
Commercial	4,916	4,732	3.9
Rural	1,619	1,550	4.5
Others	3,120	3,083	1.2

TOTAL	33,039	33,644	(1.8)

It is worth mentioning that the sales reduction brought about by captive customer migration had its effect minimized in the distributors’ results as there is a balancing item derived from the TUSD (tariff for use of distribution system) increase, which increased from R$ 36.5 million in 2003 to R$ 216.8 million in 2004, representing a 495% increase. It is even more important to highlight the results of this migration to the CPFL Group, once a significant number of these customers (86% sales volume) was retained by CPFL Brasil.

Investments totaled R$ 261.2 million in 2004 and were directed towards operating improvement, higher supplying capacity to new customers and assets replacement.

As a result of these investments there was a 126 thousand customer base increase, as well as a decline in the levels of delinquency for CPFL Paulista and CPFL Piratininga. These subsidiaries reached respectively a delinquency ratio of 1.89% and 1.76% of the total billed, thus both were among the lowest ratios in the electrical sector. Additionally it is worth mentioning that the reduction in commercial losses in these two companies allowed a revenue recovery of R$ 57.2 million in 2004.

  Commercialization Segment - CPFL Brasil

CPFL was created in 2003 to support the CPFL Group in the commercialization market, which involves the management of market risks, capitalize from existing energy market opportunities, as well as the developing of combined service rendering activities. CPFL Brasil holds the leadership position in its market.

In 2004 CPFL’s net income added up to R$ 782.7 million, a significant growth of 150% and net profit reached R$ 101.7 million, 101% more than in 2003.

CPFL Brasil sold 11,110 GWh in 2004. Of this total, 3,123 GWh were sold to free customers and through bilateral contracts with other market agents. The remaining 7,987 GWh were sold to supply the needs of the companies within the own CPFL Group and in the short term market.

Free customer retention had a remarkable performance, once the commercialization company retained 1.764 GWh of the 2.060 GWh from the loss of formerly captive customers, a retention rate of 86%. Furthermore, 583 GWh were sold to customers out of the group’s concession area. Therefore, the migration of captive customers from the distributors to the free market resulted in a positive balance of 287 GWh in the amount of energy sold by the CPFL group.

  Generation Segment– CPFL Geração

Consolidated net revenue for the generation segment in 2004 reached R$313.2 million, representing a 13.3% increase as a result of:

  Tariff readjustment at the Semesa and CPFL Centrais Elétricas, adding up to a R$ 31 million increase in the Company’s revenue;
  The beginning of commercial operations at the Monte Claro power plant, the first one in the Ceran Complex, which caused a positive impact (R$ 5.9 million) on revenue.

On December 29, 2004, the first machine at Monte Claro power plant took on commercial operations, with an installed capacity of 130 MW. It was the first in a series of 6 power plants that will come into operation within the next years. By 2008, total power output capacity should reach 1,990 MW.

Some other highlights of the year 2004 are:

  The beginning of construction of the 14 de Julho and of the Castro Alves power plants;
  Construction license granted for Foz do Chapecó power plant on September 21, 2004;
FINANCIAL PERFORMANCE

Gross Revenue

Gross revenue for 2004 reached R$ 9.5 billion, an increase of 18.2%. During 4Q04, there was a 14.2% increase in gross revenue which reached to R$ 2.6 million.

The determining factors for revenue increase in 2004 were:

i. Increased 4.9 % in total sales volume as indicated in the table below:

CPFL Energia GWh Sales Volume	2004	2003	% Chg
Residential	8,302	8,124	2.2
Industrial	17,897	16,909	5.8
Commercial	4,936	4,752	3.9
Rural	1,619	1,550	4.5
Others	3,893	3,610	7.8

TOTAL	36,647	34,945	4.9

ii. Tariff adjustments of 13.7%, 14.4% and 14.0% at CPFL’s subsidiaries Paulista, RGE and Piratininga, respectively, contributed to a 11.3% increase in the average price;

iii. Revenue increase by 495% for the use of distribution system (TUSD); and

iv. Increase in revenue derived from energy supply to other agents (12.7%), by CPFL Geração and CPFL Brasil;

Net Revenue

Net revenue in 2004 reached R$ 6.7 billion, representing a growth margin of 11.2% in comparison to 2003. In 4Q04 net revenue totaled R$ 1.5 million, a 6.3% reduction.

Net revenue would have been higher, were it not for effects resulting by the changes in the PIS and COFINS legislations. Without these changes there would have been an increase in net revenue of 19.5% in 2004 and 24% in the 4Q04.

  Change in PIS and COFINS Legislation

In 2004, pursuant to technical interpretation of IBRACON #1/2004, a change in the accounting for the PIS and COFINS credit was adopted. Those credits were accounted before the net revenue line and started to be accounted in the credits line included in operating costs and expenses. This change results in a decrease in net revenue, as well as in the operating costs, not impacting the net result.

Energy Costs

  Electricity Purchased for Resale

Costs of electricity purchased for resale in the year of 2004 reached R$ 3.3 billion, a 10.2% increase. Such increase is due to the adjustment of tariffs applied to electricity purchase. The increase in tariffs resulted from the transferring of the generation costs and from the IGP-M variation, besides the increase in the amount of energy acquired.

During 4Q04, there was a 7.7% increase in the costs of electricity purchased for resale.

Considering the effects of the changes in the PIS and COFINS legislation, combined with the tax adjustments of CVA and Energia Livre, the cost of electricity purchased for resale will reflect an increase of 3.5% in 2004.

  Electricity Utility Service Charges

Electricity utility service charges represent the charges paid for the use of the transmission system (TUST), connection and also for the use of system services.

Electricity utility service charges added up to R$ 641.7 million 2004, representing a 16.6% increase when compared to R$ 550.5 million in 2003. This raise mainly reflects the tariffs readjustment applied.

For the fourth quarter of 2004 electricity utility service charges totaled R$ 177.9 million, a 14.8% raise.

Electricity utility charges in 2004, turned out to be R$ 678.6 million, due to tariff adjustments by CVA and the PIS and COFINS credits.

Operating Costs/Expenses

Operating costs and expenses reached R$ 1.7 billion in 2004, or a 6.6% decrease. In 4Q04, costs and expenses totaled R$ 330.5 million, a 11.9% drop when compared to 4Q03. The main changes in year-on-year comparison are due to joint effect of several factors, highlighted as follows:

  Personnel, Supplies, Third Parties Services and Others

Personnel, Supplies, Third Parties Services and Other costs totaled R$ 789.3 million in 2004, a 10.4% growth. This increase is mainly due to the 12.4% IGP-M inflation in the period, combined with the ongoing cost control and operating synergies program in the subsidiaries of the Group, resulting in a lower overall rise in those expenses.

  Employee Pension Plan

Employee Pension Plan related expenses increased by 79.6% in 2004, totaling R$ 150.6 million. This increase is mainly due to the revision of the actuary premises.

  Amortization of Merged Goodwill

Goodwill amortization decreased by R$ 354.3 million in 2004 in comparison to 2003, a 97.1% decrease. This reduction was mainly due to the change in amortization curve.

  Energy Development Account - CDE

These costs refer to contributions made by energy distribution companies to development projects and alternative energy sources incentive programs. In 2004, these costs totaled R$ 184.6 million, a 136.8% increase mainly due to rise in contributions in the fiscal year.

Operating Income (Income from Electricity Utility Services)

Operating income in 4Q04 was R$ 467.9 million, a 27.2 % increase when compared to the same period of the previous year. For the year 2004, operating income totaled R$ 1.3 billion, a 56.8% growth compared to R$ 809 million reached in 2003. This positive evolution is due to the following main factors:

i. Income increase:
  Increase in total sold energy;
  Tariff readjustments by distribution subsidiaries;
  TUSD revenue increase; and
  Energy supply revenue increase;

ii. Operating costs reduction:

  Change in the amortization curve and constitution of goodwill provision in CPFL Paulista; and
  Change in goodwill amortization curve in RGE.

EBITDA

Adjusted consolidated EBITDA was R$ 1.68 billion in 2004, a 9.1% increase compared to R$ 1.54 billion reported in 2003. The adjusted EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension fund, in addition to adjustments regarding the extraordinary item and non-recurring transactions.

Financial Result

In 2004, financial expenses totaled R$ 1.1 billion, a 27.4% drop, mainly as a result of the reduction of debt levels and also as a result of the restructuring and change in the company’s indebtedness profile.

As a consequence of financial expenses reduction added to the increase of financial income as a result of the IPO incoming cash resources, there was a 32.1% reduction in the company’s financial expenses, which totaled R$ 683.8 million.

Specifically during the 4Q04 financial expenses were 3.9% higher, mainly due to non-recurring expenses originated in commissions paid to banks related to the IPO, which increased banking expenses in R$ 32.9 million. Accordingly, financial result totaled net expenses of R$ 185.5 million in 4Q04.

Net Income

Net income in 4Q04 increased by 73%, totaling R$ 160.1 million, compared to R$ 92.5 million reported in 4Q03. In 2004, CPFL Energia reached a net income of R$ 278.9 million, a major turnaround from the net loss of R$ 297.4 million in 2003. This increase is due to the increase in operating income combined with the financial result reduction.

INDEBTEDNESS

CPFL Energia has actively worked to adequately align its financial debt to the company’s reality, aiming at indebtedness profile improvement through average cost reduction, longer maturities and mitigation of risks associated to the debt related indexes.

In 2004 the Company took several initiatives to reach these objectives, mainly through the access to distinct financial tools in local and international markets.

In the holding level, CPFL Energia got hold of a US$ 40 million funding from IFC - International Finance Corporation - a financial extension of the World Bank, with foreign exchange risk hedged through a swap at a cost of 105.3% of CDI (interbank deposit rate).

CPFL Piratininga also took R$ 200 million through the constitution of a Credit Receivables Fund - FIDC, at a cost of 115% of CDI and 3-years maturity. The latter stood as the first in the electricity sector and as the first deal without the performance insurance.

CPFL Paulista acquired R$ 250 million through the issuance of two series of debentures, the first one CDI indexed in the amount of R$ 120 million and the second one IGP-M indexed totaling R$ 130 million, both with 5-years maturity. Besides the competitive conditions, through the issuance of these debentures, CPFL Paulista once again allowed the access to financing in the Brazilian capital market with maturity deadlines of more than 3 years.

As for generation projects, the main highlights are: the conclusion of the financing structure due for BAESA – Energética Barra Grande S.A. - through a financing contract with BNDES for R$ 300 million, besides the new debenture issuance in the amount of R$180 million and for Enercan – Campos Novos Energia S.A. - which obtained a loan from the IDB in the amount of US$ 75 million. It is worth mentioning that these amounts represent the total contractual value for the generation projects, which reflect on CPFL Energia proportionally to its respective participation on the same.

This new funding, combined with the payment of debentures issued by CPFL Energia in the amount of R$ 787 million and other amortization payments in the period, reduced the consolidated financial debt in 2004 by 8.9%, as shown below.

Additionally, moving forward with the financial restructuring, in December BNDES approved CPFL Paulista and CPFL Piratininga in the FINEM – Electric System Expansion and Modernization Program, granting R$ 241 million and R$ 89 million credits, respectively, both TJLP indexed and 6-years maturity. The disbursement of resources is expected for the first half of 2005.

Efforts towards debt restructuring can be seen on the debt index composition at the end of 2004, where exposure to CDI dropped from 46% to 31% giving in to indexed debt IGP-M and TJLP. Furthermore there was a reduction from 19.63% to 17.75% in the nominal debt cost in 2004, and the average term increased from 5.5 to 6 years in the same period.

Adjusted net debt in 2004 was R$ 3.8 billion, a 13.9% drop. Adjusted net debt is calculated from the total debt (financial debt + employee pension fund), excluding regulatory assets and cash and cash equivalents.

CAPEX

CPFL Energia invested in 2004 through its distribution, commercialization and generation businesses the amount of R$ 606 million, an increase of 7.3%. Main investments of CPFL Energia over the last years have been directed as follows:

  Distribution Segment: Expansion of the customer base, as well as the modernization and maintenance of the electric system, aiming at guaranteeing the quality standards in electricity supply and administrative and technological infrastructure to support operating processes of distribution companies;
  Commercialization Segment: Acquisition of risk and portfolio management systems;
  Generation Segment: Observance of the hydroelectric power plants (UHE) construction schedule.

The following table shows 2004 and 2003 CAPEX:

Capex R$ thousand	2004	2003	%Chg.
Distribution	261,200	232,776	12.2
Commercialization	2,166	725	198.8
Generation	342,350	330,882	3.5

CPFL Energia Consolidated	605,716	564,383	7.3

  Operations Maintenance: till 2008 CPFL Energia expects to invest approximately R$ 657 million for operations maintenance, of which R$ 49 million destined to generation segment and R$ 608 directed to distribution segment.

  Business Expansion: the expected CAPEX for distribution and generation businesses expansion are around R$ 1.9 billion, or R$ 634 million and R$ 1.3 billion respectively for each segment. The resources have been obtained for this purpose through financing sources including BNDES, among others, and through the use of the own cash generation added to the incoming resources of the IPO in the amount of R$ 310 million. Investments in generation segment will add 1,113 MW installed capacity to the group, while investment in distribution segment will allow the addition of 600 thousand new customers.

Note: As of December 2004

BUSINESS OUTLOOK

CPFL seeks to add value through the right positioning in different segments of the electricity industry

  Expansion of Distribution

CPFL Group has consolidated position in this segment and plans to capitalize on its experience in integration and operating efficiency in the energy distribution to make new acquisitions, using the many resources available to the Grupo CPFL, including new stock issues and access to the equity, reaching a 25% free-float mark, in accordance with the New Market regulations.

  Generation Projects

CPFL is involved in four generation projects, composed by 6 hydroelectric power plants. The first one, Monte Claro Power Plant, part of the Ceran Complex, was concluded in December 2004. At the conclusion of these projects, part of the business strategy of the group, CPFL should increase installed power capacity from 897 MW to 1990 MW until 2008. In this period, CPFL Energia will be responsible for 35% of the all added energy in the electric sector.

Moreover, CPFL may seek investment opportunities in new PCH – Small Hydroelectric Plants, in the purchase of existing assets and greenfields generation investments.

  Electricity Market

CPFL’s market has shown outstanding growth and registered in 2004 a larger growth rate than the rates in State of São Paulo and Brazil, reaching a higher level than the pre-rationing period (2000). CPFL Brasil had an important role in this market growth, keeping the free customers within CPFL Group.

DIVIDENDS

Due to its exposure in the national and international markets after the IPO and aiming to increase the dividend payment to its shareholders, improving the attractiveness and liquidity of its shares, CPFL Energia adopted the minimum dividend payment policy of 50% of the adjusted net income – not only pursuant to law requirements, but also aligning to the best practices of Brazilian market.

CPFL Energia distributed the amount of R$ 124.8 million as dividends, in the first half of the year, and in the same manner will distribute R$ 140.1 million for the second half of the year. The payment of dividends will amount to R$ 264.9 million in 2004, representing 95% of the year’s net income.

SHARES AND ADR PERFORMANCE

After its initial public offering on September 29th 2004, at BOVESPA (New Market) and NYSE (ADS Level III) stock performance has proven value in both markets.

From the IPO in September 29, 2004, to the year-end, CPFL Energia’s shares (CPFE3) rose 4.2%, compared to 12.9% rise of Bovespa Index (IBOVESPA) and 6.3% rise of Electricity Index (IEE). The ADRs (CPL) rose 11.1% in the same period, compared to 6.6% rise in DJIA.

It is important to highlight the inclusion of CPFL Energia in the Dow Jones Brazil Titan 20 ADR, important reference index for Brazilian stocks traded in the international market.

INVESTOR RELATIONS

Aiming to straighten ties with the capital market, CPFL Energia has invested in the performance development of its Investor Relations services. Investor Relations seeks to provide the highest transparency and quality levels of services, in its information releases processes.

The Investor Relations website had its inauguration just as the company announced its IPO, on September 29th, 2004. It is a fundamental communication tool, as it adds to the services offered to capital market analysts as well as to investors, offering all the corporate information about CPFL Enregia, Bovespa and NYSE stock quotes and analysis, main highlights, investor services besides other information released to the market, not only by the Company but also by its subsidiaries.

Investor Relations practices include the composition and release of Press Releases about the company’s performance, national and international webcasts and conference calls. These are also followed by public meetings with capital markets analysts.

Besides these public meetings, CPFL Energia also takes place in main conferences and frequently organizes non deal road shows both in the local and in the foreign markets. Through such practices CPFL seeks direct communication with investors, and also seeks to improve the perception of the Company’s fundamentals through the market, thus contributing to the value adding process for stockholders.

Among the new communication practices adopted by CPFL Energia, are the press releases, which contain news about the main economic-financial or operational events in the company or in its subsidiaries and which are aimed at both international and national levels simultaneously. Some release examples can be found on the Investor Relations website and in the hiring of a market-maker, aiming primarily at an increase in CPFL’s stocks marketability. For the first time in 2004, CPFL released a periodical release “Investor Newsletter”, which covered important daily economic-financial and operating aspects of the company and its subsidiaries.

Besides all these activities, fully aligned with the legal requirements established by CVM, BOVESPA, SEC and NYSE, the Investor Relations Team maintains direct service to all financial market professionals, investors and non-controlling stockholders both on a national and international basis.

IR Team:

José Antonio de Almeida Filippo – IRO
Vitor Fagá de Almeida – IR Manager	Email:	Tel: (55 19) 3756-6083
Adriana M. Sarinho Ribeiro	ri@cpfl.com.br	Fax: (55 19) 3756-6089
Alessandra M. Mazia Munhoz
Daniela Marobi
Marcelo Rizzi de Oliveira
Sílvia Emanoele P. de Paula
Vitor Fagali de Souza

ri.cpfl.com.br

FORWARD-LOOKING STATEMENT DISCLAIMER
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of CPFL Energia and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in CPFL Energia’s reports filed with the United States Securities and Exchange Commission. Although CPFL Energia believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to CPFL Energia’s management, CPFL Energia cannot guarantee future results or events. CPFL Energia expressly disclaims a duty to update any of the forward-looking statement.

CPFL Energia S.A.
Balance Sheets as of December 31, 2004 and 2003
(Stated in thousands of Brazilian Reais)

	Parent Company		Consolidated

ASSETS	2004	2003	2004	2003

CURRENT ASSETS
Cash and Cash Equivalents (note 4)	186,385	81,338	817,724	374,612
Consumers, Concessionaires and Licensees (note 5)	-	-	1,572,487	1,478,760
Dividends and Interest on Equity	387,387	53,262	-	-
Other Receivables (note 7)	115	-	68,944	75,300
Securities (note 8)	-	12,120	-	12,120
Recoverable Taxes (note 9)	48,838	17,779	174,663	222,161
Allowance for Doubtful Accounts (note 6)	-	-	(50,420)	(40,581)
Inventories	-	-	7,575	7,930
Deferred Costs Variations (note 10)	-	-	463,928	96,500
Prepaid Expenses	-	-	9,425	9,276
Other Credits (note 12)	-	-	158,339	139,600

	622,725	164,499	3,222,665	2,375,678

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 5)	-	-	582,290	728,074
Due from Related Parties	-	164,556	-	7,620
Other Receivables (note 7)	-	-	125,259	148,225
Escrow Deposits (note 22)	-	-	145,396	97,162
Securities (note 8)	-	-	850	850
Recoverable Taxes (note 9)	-	-	33,551	24,041
Deferred Tax Credits (note 11)	-	-	1,055,675	374,177
Advance for Future Capital Increase	-	350,000	-	-
Deferred Costs Variations (note 10)	-	-	580,232	906,384
Prepaid Expenses	-	-	49,186	4,473
Other Credits (note 12)	-	-	97,700	95,376

	-	514,556	2,670,139	2,386,382

PERMANENT ASSETS
Investments (note 13)	3,754,635	3,569,819	2,841,132	2,028,679
Property, Plant and Equipment (note 14)	-	-	4,414,917	3,639,203
Special Obligation linked to the Concession (note 14)	-	-	(588,053)	(543,543)
Deferred Charges (note 15)	-	8,942	57,321	2,164,046

	3,754,635	3,578,761	6,725,317	7,288,385

TOTAL ASSETS	4,377,360	4,257,816	12,618,121	12,050,445

The accompanying notes are an integral part of these financial statements

CPFL Energia S.A.
Balance Sheets as of December 31, 2004 and 2003
(Stated in thousands of Brazilian Reais)

	Parent Company		Consolidated

LIABILITIES	2004	2003	2004	2003

CURRENT LIABILITIES
Suppliers (note 16)	6,831	405	663,857	660,989
Payroll	-	-	3,792	3,110
Interest on Debts (note 17)	3,556	-	39,748	65,850
Interest on Debentures (note 18)	-	137,715	98,490	223,525
Loans and Financing (note 17)	10,618	-	864,573	794,842
Debentures (note 18)	-	-	257,502	93,655
Employee Pension Plans (note 19)	-	-	100,530	51,112
Regulatory Charges (note 20)	-	-	61,504	35,517
Taxes and Social Contributions Payable (note 21)	4,489	312	409,474	398,920
Profit Sharing	-	-	5,284	7,949
Dividends and Interest on Equity	140,147	-	158,644	8,444
Due to Related Parties	58	-	-	15,805
Accrued Liabilities	7	4	25,935	23,073
Reserve for Contingencies (note 22)	-	-	-	449
Deferred Gains Variations (note 10)	-	-	148,536	5,064
Derivative Contracts	2,934		43,056	24,710
Other (note 23)	2	3	116,318	99,956

	168,642	138,439	2,997,243	2,512,970

LONG-TERM LIABILITIES
Suppliers (note 16)	-	-	229,874	187,797
Loans and Financing (note 17)	95,558	-	2,144,341	2,146,116
Debentures (note 18)	-	721,990	1,640,705	2,215,383
Employee Pension Plans (note 19)	-	-	798,903	743,623
Taxes and Social Contributions Payable (note 21)	-	-	86,503	183,232
Reserve for contingencies (note 22)	-	-	304,036	254,881
Deferred Gains Variations (note 10)	-	-	47,209	182,747
Derivative Contracts	17,178	-	44,696	6,336
Other (note 23)	-	-	91,611	27,960

	112,736	721,990	5,387,878	5,948,075
NON-CONTROLLING SHAREHOLDERS' INTEREST	-	-	137,018	192,013

SHAREHOLDERS' EQUITY (note 24)
Capital	4,082,036	4,940,998	4,082,036	4,940,998
Revenue Reserves	13,946	-	13,946	-
Accumulated Deficit	-	(1,543,611)	-	(1,543,611)

	4,095,982	3,397,387	4,095,982	3,397,387

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,377,360	4,257,816	12,618,121	12,050,445

The accompanying notes are an integral part of these financial statements

CPFL Energia S.A.
Income Statements for the Fiscal Years ended December 31, 2004 and 2003
(Stated in thousands of Brazilian Reais, except income (loss) net per thousand shares)

	Parent Company		Consolidated

	2004	2003	2004	2003

OPERATING REVENUE (note 25)
Electricity Sales to Final Consumers	-	-	8,869,117	7,649,184
Electricity Sales to Distributors	-	-	310,314	275,247
Other Operating Revenues	-	-	369,239	157,275

	-	-	9,548,670	8,081,706
DEDUCTIONS FROM OPERATING REVENUES
ICMS	-	-	(1,638,706)	(1,383,737)
PIS	-	-	(145,308)	(61,043)
COFINS	-	-	(623,082)	(263,385)
ISS	-	-	(734)	(856)
Global Reversal Reserve - RGR	-	-	(44,685)	(47,288)
Emergency Charges (ECE/EAEE)	-	-	(359,902)	(268,328)

	-	-	(2,812,417)	(2,024,637)

NET OPERATING REVENUE	-	-	6,736,253	6,057,069

COST OF THE ELECTRIC ENERGY SERVICE
Cost of electric energy (note 26)
Electricity Purchased for Resale	-	-	(3,125,752)	(3,020,175)
Electricity Network Usage Charges	-	-	(678,558)	(445,539)

	-	-	(3,804,310)	(3,465,714)
Operating cost
Payroll	-	-	(189,592)	(169,147)
Employee Pension Plans	-	-	(148,429)	(84,046)
Material	-	-	(31,984)	(22,379)
Outsourced Services	-	-	(87,640)	(83,997)
Depreciation and Amortization	-	-	(251,161)	(256,236)
Fuel Consumption Account - CCC	-	-	(251,403)	(261,269)
Energy Development Account - CDE	-	-	(184,626)	(77,963)
Other Operating Costs	-	-	(8,532)	(9,762)

	-	-	(1,153,367)	(964,799)

Cost of Services Provided by Third Parties	-	-	(8,759)	(5,002)

GROSS OPERATING INCOME	-	-	1,769,817	1,621,554

OPERATING EXPENSES
Selling Expenses (note 27)	-	-	(195,329)	(148,408)
General and Administrative Expenses (note 27)	(32,018)	(18,343)	(268,233)	(279,219)
Other Operating Expenses (note 27)	-	-	(27,594)	(20,114)
Amortization of Merged Goodwill	-	-	(10,583)	(364,841)

	(32,018)	(18,343)	(501,739)	(812,582)

INCOME FROM ELECTRIC UTILITY SERVICE	(32,018)	(18,343)	1,268,078	808,972

EQUITY IN SUBSIDIARIES	477,060	14,683	-	-

FINANCIAL INCOME ( EXPENSES ) RESULT (note 28)
Financial Income	42,087	13,317	431,836	521,078
Financial Expenses	(210,831)	(307,049)	(1,109,021)	(1,527,756)
Interest on Equity	114,653	-	(6,649)	(659)

	(54,091)	(293,732)	(683,834)	(1,007,337)

OPERATING INCOME	390,951	(297,392)	584,244	(198,365)

NONOPERATING INCOME ( EXPENSES ) (note 29)
Nonoperating Income	5,272	-	14,935	53,943
Nonoperating Expenses	(2,651)	-	(19,350)	(10,091)

	2,621	-	(4,415)	43,852

INCOME (LOSS) BEFORE TAXES AND EXTRAORDINARY ITEM	393,572	(297,392)	579,829	(154,513)

Social Contribution	-	-	(68,244)	(26,568)
Deferred Social Contribution	-	-	8,624	5,181
Income Tax	-	-	(219,133)	(103,504)
Deferred Income Tax	-	-	26,019	15,882

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	393,572	(297,392)	327,095	(263,522)
Extraordinary Item net of Tax Effects	-	-	(33,655)	(33,655)

INCOME (LOSS) BEFORE NON-CONTROLLING
SHAREHOLDERS' INTEREST	393,572	(297,392)	293,440	(297,177)
Non-controlling shareholder's interest	-	-	(21,170)	(874)

INCOME (LOSS) BEFORE REVERSAL
OF INTEREST ON EQUITY	393,572	(297,392)	272,270	(298,051)
Reversal of Interest on Equity	(114,653)	-	6,649	659

INCOME (LOSS) FOR THE YEAR	278,919	(297,392)	278,919	(297,392)

NET INCOME (LOSS) PER THOUSAND SHARES - R$	617.58	(72.21)

The accompanying notes are an integral part of these financial statements

CPFL Energia S.A.
APPENDIX I
Cash Flow Statements
For the Fiscal Years ended December 31, 2004 and 2003
( Stated in thousands of Brazilian Reais )

	Parent Company		Consolidated

	2004	2003	2004	2003

OPERATING CASH FLOW
Income (Loss) for the Year	278,919	(297,392)	278,919	(297,392)
ADJUSTMENTS TO RECONCILE INCOME (LOSS) TO CASH
PROVIDE BY OPERATING ACTIVITIES
Non-Controlling Shareholders' Interest	-	-	21,170	874
Extraordinary Tariff Recovery	-	-	(171,476)	(179,499)
Provision for Losses on Realizing the Extraordinary Tariff Recovery	-	-	32,250	-
Differential - Tariff Increase 2003 and 2004	-	-	81,182	(13,798)
PIS/COFINS - Change in Legislation	-	-	(44,813)	-
Depreciation and Amortization	42,359	1,880	387,711	813,235
Reserve for Contingencies	-	-	44,747	83,493
Interest and Monetary Restatement	(9,468)	-	108,849	(228,592)
Unrealized Losses (Gains) on Derivative Contracts	20,112	-	56,706	246,321
Cost of Employees Pension Plans	-	-	190,481	110,767
Equity Gain (Loss)	(477,060)	(14,683)	-	-
Losses (Gains) on Changes in Participation in subsidiaries	(2,621)	-	(3,185)	(39,537)
Losses (Gains) on the Disposal of Permanent Assets	-	-	5,135	(6,817)
Deferred Taxes	-	-	(46,755)	(18,914)
Low Income Subsidy	-	-	(36,522)	-
Other	8,942	7,458	10,684	5,513

DECREASE (INCREASE) IN OPERATING ASSETS
- Consumers, Concessionaires and Licensees	-	-	136,835	346,885
- Other Receivables	-	-	20,906	220,288
- Taxes Recoverable	(13,859)	(4,330)	59,365	(2,343)
- Inventories	-	-	355	521
- Deferred Costs Variations	-	-	16,171	(127,674)
- Escrow Deposits	-	-	(44,077)	(33,336)
- Other Operating Assets	484	3,181	12,315	(30,551)
DECREASE (INCREASE) IN OPERATING LIABILITIES
- Suppliers	6,426	334	46,296	(187,411)
- Payroll	-	-	641	(1,811)
- Taxes and Contributions	4,177	-	(12,188)	198,836
- Affiliates, Subsidiaries and Parent Companies	58	(15)	-	(15)
- Deferred Gains Variations	-	-	7,935	112,430
- Regulatory Charges	-	-	25,987	(49,846)
- Other Liabilities with Employees Pension Plans	-	-	(102,774)	(102,452)
- Interest on Debts	(134,159)	-	6,413	108,829
- Other Liabilities	-	5	(4,921)	18,597

NET CASH PROVIDED BY OPERATING ACTIVITIES	(275,690)	(303,562)	1,084,342	946,601

INVESTING ACTIVITIES
- Dividends Received	250,582	225,927	-	-
- Increase in Property, Plant and Equipment	-	-	(605,716)	(564,382)
- Special Obligations	-	-	31,798	48,440
- Additions to Deferred Charges	-	-	(3,459)	(15,696)
- Sale of Permanent Assets	-	-	9,918	238,699
- Securities	12,120	(12,120)	12,120	70,466

NET CASH USED IN INVESTING ACTIVITIES	262,702	213,807	(555,339)	(222,473)

FINANCING ACTIVITIES
- Financing and Debentures	324,764	900,000	1,607,941	1,521,712
- Amortization of Principal of Loans, Financing and Debentures	(931,110)	(1,757,727)	(2,225,548)	(3,236,525)
- Additions to Deferred Charges	-	(16,096)	(17,746)	(16,096)
- Dividends Paid	(124,825)	-	(135,187)	(28,445)
- Capital Increase	684,650	1,200,000	684,649	1,200,000
- Loan Operations with Subsidiaries and Affiliates	164,556	(155,246)	-	33,179

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	118,035	170,931	(85,891)	(526,175)

INCREASE IN CASH AND CASH EQUIVALENTS	105,047	81,176	443,113	197,953
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	81,338	162	374,612	176,659

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	186,385	81,338	817,724	374,612

SUPPLEMENTAL CASH FLOW DISCLOSURES
Taxes Paid	-	-	238,930	54,954
Interest Paid	252,720	333,389	689,284	899,983
Conversion of Debt of VBC into Capital	-	-	-	350,000

	252,720	333,389	928,214	1,304,937

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.